UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

RiceBran Technologies
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

762831204
(CUSIP Number)

Michael Mayberry Senior Vice President - Legal Continental Grain Company 767 Fifth Ave New York, NY 10153 Tel. No.: (212) 207-2898
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 8 Pages)

CUSIP No. 762831204	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Continental Grain Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,654,732
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,654,732
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,654,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 762831204	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ari D. Gendason
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,972
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,972
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,972
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 762831204	SCHEDULE 13D	Page 4 of 8 Pages

Item 1.    Security and Issuer.
This Statement on Schedule 13D (this “Statement”) relates to the common stock, no par value (the “Common Stock”), of RiceBran Technologies, a California Corporation (the “Issuer”).
The principal executive offices of the Issuer are located at 2928 Ramco Street, Suite 120, West Sacramento, CA 95691.
Item 2.    Identity and Background.

This Schedule 13D is being jointly filed by the following entities (collectively, the “Reporting Persons”):

(i)  Continental Grain Company, a Delaware Corporation (“CGC”); and
(ii) Ari D. Gendason, a natural person and citizen of the United States (“Mr. Gendason”).

The principal business of CGC is agribusiness and to make investments. Mr. Gendason is Senior Vice President — Corporate Investments of CGC.

The principal business address of the Reporting Persons and the executive officers and directors of CGC as set forth below is 767 Fifth Avenue, New York, NY 10153.  Each of the persons listed below are citizens of the United States.

Executive Officers and Directors of CGC

Paul J. Fribourg	Chairman, Chief Executive Officer and President
Michael J. Zimmerman	Vice Chairman
Frank W. Baier	Executive Vice President and Chief Financial Officer
Charles A. Fribourg	Director and Directeur General, Arlon Group S.A., a subsidiary of Continental Grain Company
Gerald Rosenfeld	Director
Stephen R. Volk	Director
Morton I. Sosland	Director
James Wolfensohn	Director
Alan Fishman	Director
Jim D. Manzi	Director

CUSIP No. 762831204	SCHEDULE 13D	Page 5 of 8 Pages

During the past five years, the Reporting Persons have not, and, to the best of their knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

Pursuant to a Common Stock Purchase Agreement, dated as of September 13, 2017, between CGC and the Issuer, CGC purchased 2,654,732 shares of Common Stock for an aggregate purchase price of $2,862,597.52 (the “Investment”).  The Investment was funded with CGC’s available cash on hand. Mr. Gendason is a director of the Issuer. The Common Stock beneficially owned by Mr. Gendason was received as equity compensation in connection with his service as a director.

Item 4.    Purpose of Transaction.

CGC acquired the shares of Common Stock for investment purposes. In connection with the Investment, CGC and the Issuer entered into a Common Stock Purchase Agreement pursuant to which the Issuer agreed that in connection with each annual or special meeting of the Issuer’s stockholders at which members of the Issuer’s board of directors are to be elected, or any written consent of the Issuer’s stockholders pursuant to which members of the board of directors are to be elected, CGC shall have the right to designate one nominee to the Issuer’s board of directors.  In the event that the number of seats for directors on the Issuer’s board of directors is increased, then the number of directors that CGC is entitled to nominate shall be adjusted upward (rounded to the nearest whole number), as the case may be, such that the proportional representation of the CGC designee(s) on the Issuer’s board of directors (assuming all of CGC’s designee(s) are elected or re-elected to the board of directors) would be as similar as possible to the proportional representation of the CGC designee(s) on the Issuer’s board of directors if the number of seats for directors on the board of directors had remained the same as it is on the date of the Investment. Mr. Gendason is CGC’s designee to the Issuer’s board of directors.

The Reporting Persons intend to monitor and review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or selling some or all of their beneficial or economic holdings and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

All calculations of percentage ownership in this Schedule 13D are based on a total of 16,383,475 shares of Common Stock. Such total includes 13,728,743 shares of Common Stock outstanding as of September 1, 2017, as represented to by the Issuer in connection with the Investment and gives effect to the issuance of an additional 2,654,732 shares of Common Stock to CGC in connection with the Investment.

CGC beneficially owns 2,654,732 shares of Common Stock (approximately 16.2% of the total number of shares of Common Stock outstanding). CGC has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, all such 2,654,732 shares of Common Stock.

CUSIP No. 762831204	SCHEDULE 13D	Page 6 of 8 Pages

Mr. Gendason directly owns 27,972 shares of Common Stock, less than 1.0% of the total number of shares of Common Stock outstanding. An additional 49,315 shares of Common Stock are directly owned by Mr. Gendason subject to vesting on the earlier of June 21, 2018, or the day prior to the next annual meeting of the shareholders of the Issuer.

The Reporting Persons may be deemed to be a group for the purposes of Section 13(d) of the Exchange Act. This filing shall not constitute an admission by the Reporting Persons that they are a group for such purpose. The Reporting Persons collectively own 2,682,704 shares of Common Stock (approximately 16.3% of the total number of shares of Common Stock outstanding).

Other than the Investment, none of the Reporting Persons have made any transactions in the Common Stock within the past 60 days.

No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by of the Reporting Persons.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the Common Stock Purchase Agreement in Item 4 is incorporated herein by reference.

In connection with the Investment, the Issuer and CGC entered into a Registration Rights Agreement (the “Registration Rights Agreement”) dated as of September 13, 2017 under which the Company must register the resale of the shares of Common Stock acquired in the Investment (the “Shares”) on a Form S-3 Registration Statement with the Securities and Exchange Commission (“SEC”) on or before October 28, 2017 (the “Registration Statement”). In addition, at any time after September 13, 2018, Continental may request the Company to effect an underwritten public offering to sell the Shares.  Continental is required to reimburse the Company up to $85,000 for costs and expenses related to such an offering if the underwritten public offering is conducted prior to September 13, 2019 or if two or more underwritten public offerings are conducted between September 13, 2019 and September 13, 2021.

If the Registration Statement is not (i) filed by October 28, 2017, (ii) declared effective by the SEC by December 27, 2017 (or January 26, 2018 if a full SEC review occurs), (iii) or if the Registration Statement is declared effective but ceases to be effective for a period of more than thirty (30) days in the aggregate during each one (1) year period following the date of the Registration Rights Agreement, then the Company is required to pay liquidated damages to Continental in an amount equal to one percent (1.0%) of the aggregate purchase price for any unregistered Shares then held by Continental and for each subsequent thirty (30) day period such Shares remain unregistered.  The maximum aggregate liquidated damages payable to Continental is five percent (5.0%) of the aggregate purchase price.

Under the Registration Rights Agreement, the Company agreed to indemnify the holders of Shares and certain persons or entities related to them against certain liabilities, including liabilities arising under the Securities Act.

CUSIP No. 762831204	SCHEDULE 13D	Page 7 of 8 Pages

Item 7.    Material to be Filed as Exhibits.

Exhibit 1:	Agreement Regarding the Joint Filing of Schedule 13D, by and between the Reporting Persons.

Exhibit 99.1:	Common Stock Purchase Agreement. Incorporated by reference to exhibit number 10.1 to the Current Report on Form 8-K filed by the Issuer on September 15, 2017.

Exhibit 99.2:	Registration Rights Agreement. Incorporated by reference to exhibit number 10.2 to the Current Report on Form 8-K filed by the Issuer on September 15, 2017.

CUSIP No. 762831204	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 25, 2017

CONTINENTAL GRAIN COMPANY
By:	/s/ Paul J. Fribourg
Name: Paul J. Fribourg Title: Chief Executive Officer and President

/s/ Ari D. Gendason
Ari D. Gendason